Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

References are made to (1) the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021, 10 January 2022, 11 January 2022, 18 March 2022, 10 August 2022, 13 September 2022, 10 October 2022 and 24 November 2022, and the circular of the Company dated 11 November 2021 in relation to, amongst others, the non-public issuance of A shares and the non-public issuance of H shares (the “Non-public Issuance”) of the Company; and (2) the announcements of the Company dated 14 May 2020, 30 June 2020 and 13 April 2021, and the circular of the Company dated 1 June 2020 in relation to, amongst others, the issuance and conversion of the A share convertible bonds (the “A Share Convertible Bonds”) of the Company.

On 28 December 2021, the 2021 second extraordinary general meeting of the Company considered and passed a resolution to authorize the board of directors (the “Board”) of the Company and its authorized persons to make relevant amendments to the articles of association (the “Articles of Association”) of the Company upon the completion of the Non-public Issuance.

On 30 June 2020, the 2019 annual general meeting of the Company considered and passed a resolution to authorize the Board and its authorized persons with full power to deal with all matters relating to the public issuance of the A Share Convertible Bonds, including making amendments to the Articles of Association in due course according to the status of the issuance and conversion of the A Share Convertible Bonds.

On 10 August 2022 and 23 November 2022, the Company completed the issuance of 368,852,459 H shares and 803,571,428 A shares, respectively, and completed the relevant share subscription and closing matters.

On 15 October 2020, the Company completed the public issuance of 160,000,000 A Share Convertible Bonds with a nominal value of RMB100 each and an aggregate value amounting to RMB16 billion. The A Share Convertible Bonds can be converted into A shares of the Company since 21 April 2021. As of 10 November 2022, a total amount of 10,103,581,000 of the A Share Convertible Bonds had been converted into A shares of the Company, and the total number of shares being converted was 1,619,163,513.

On 28 November 2022, the ninth session of the Board considered and agreed by signing to unanimously pass the amendments to the relevant clauses of the Articles of Association according to the authorization from the 2021 second extraordinary general meeting and 2019 annual general meeting of the Company, the results of the Non-public Issuance, and the status of the conversion of the A Share Convertible Bonds.

The detailed amendments to the Articles of Association (the “Current Amendments”) are as follows:

No.	Existing Articles	Amendments
Article 3

Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

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Approved by the CSRC by the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264), the Company publicly issued 160 million A share convertible bonds with a total amount of RMB16 billion on 15 October 2020. On 3 November 2020, pursuant to the approval of the Self-discipline Supervision Decision [2020] No. 355 issued by the Shanghai Stock Exchange, the convertible bonds of the Company with an amount of RMB16 billion were listed on the Shanghai Stock Exchange, and the conversion of the convertible bonds was commenced on 21 April 2021. As of 30 June 2021, a total amount of RMB10,103,194,000 of the A share convertible bonds have been converted into A shares of the Company, and the total number of shares being converted was 1,619,101,529.

Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

......

Approved by the CSRC by the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264), the Company publicly issued 160 million A share convertible bonds with a total amount of RMB16 billion on 15 October 2020. On 3 November 2020, pursuant to the approval of the Self-discipline Supervision Decision [2020] No. 355 issued by the Shanghai Stock Exchange, the convertible bonds of the Company with an amount of RMB16 billion were listed on the Shanghai Stock Exchange, and the conversion of the convertible bonds was commenced on 21 April 2021. As of 10 November 2022, a total amount of 10,103,581,000 of the A share convertible bonds have been converted into A shares of the Company, and the total number of shares being converted was 1,619,163,513.

The 2021 second extraordinary general meeting of the Company on 28 December 2021 considered and passed a resolution on non-public issuance of not more than 803,571,428 A Shares and not more than 855,028,969 H shares. Approved by the CSRC (Zheng Jian Xu Ke [2022] No. 497) on 11 March 2022 and (Zheng Jian Xu Ke [2022] No. 2287) on 8 October 2022, the Company successfully publicly issued and listed 368,852,459 H shares on the Hong Kong Stock Exchange on 10 August 2022 and 803,571,428 A shares on the Shanghai Stock Exchange on 23 November 2022.

Article 7	The registered capital of the Company is RMB 16,948,403,924.	The registered capital of the Company is RMB 18,120,889,795.

Article 30

In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

......

In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

......

The Company publicly issued 160 million A shares convertible bonds with a total amount of RMB16 billion in 2020. During the conversion period from 21 April 2021 to 30 June 2021, an aggregate of RMB10,103,194,000 of the Nanhang Convertible Bonds have been converted into A shares of the Company with a total of 1,619,101,529 shares being converted.

After the above issues of H Shares and A Shares, the current share capital structure of the Company is: (a) 8,600,897,508 A Shares held by the promoter, representing 50.75% of the total share capital; (b) 4,072,361,567 A Shares held by domestic investors, representing 24.03% of the total share capital; and (c) 4,275,144,849 H Shares held by foreign investors, representing 25.22% of the total share capital.

The Company publicly issued 160 million A shares convertible bonds with a total amount of RMB16 billion in 2020. During the conversion period from 21 April 2021 to 10 November 2022, an aggregate of RMB10,103,581,000 of the Nanhang Convertible Bonds have been converted into A shares of the Company with a total of 1,619,163,513 shares being converted.

The Company conducted non-public issuance of 368,852,459 H shares and 803,571,428 A shares in 2022. The said H shares were all subscribed by Nan Lung Holding Limited and the said A Shares were all subscribed by the promoter of the Company.

After the above issuance, the current share capital structure of the Company is: (a) 9,404,468,936 A shares held by the promoter, representing 51.90% of the total share capital; (b) 4,072,423,551 A Shares held by domestic investors, representing 22.47% of the total share capital; and (c) 4,643,997,308 H Shares held by foreign investors, representing 25.63% of the total share capital.

Save for the clauses above, other clauses in the Articles of Association remain unchanged. The Current Amendments are subject to the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the PRC.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 November 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, and Guo Wei as independent non-executive directors.